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                            July 27, 2023

       Larry J. Helling
       Chief Executive Officer
       QCR Holdings, Inc.
       3551 7th Street
       Moline, IL 61265

                                                        Re: QCR Holdings, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 4, 2023
                                                            File No. 000-22208

       Dear Larry J. Helling:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed April 4, 2023

       Pay Versus Performance, page 47

   1. We note that you included Adjusted Earnings Per Share, a non-GAAP measure, as your
                                                        Company-Selected
Measure pursuant to Regulation S-K Item 402(v)(2)(vi). Please ensure that you provide
disclosure showing how this number is calculated from your audited financial statements,
as required by Regulation S-K Item 402(v)(2)(v).
   2. Please ensure that the reconciliation table at the top of page 48 shows each of the numerical amounts added
under Regulation S-K Item 402(v)(2)(iii)(B)(1)(i) and (ii) to
                                                        calculate the "Pension
Benefit Adjustments." See Regulation S-K Item 402(v)(3). For
                                                        guidance, refer to
Regulation S-K Compliance and Disclosure Interpretations
                                                        Question 128D.04.
 Larry J. Helling
FirstName  LastNameLarry J. Helling
QCR Holdings,    Inc.
Comapany
July       NameQCR Holdings, Inc.
     27, 2023
July 27,
Page  2 2023 Page 2
FirstName LastName
       Please contact John Stickel at 202-551-3324 or Charlie Guidry at 202-551-3621 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Disclosure Review
Program